EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 28, 2006 and April 29, 2005

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 28, 2006	April 29, 2005	April 28, 2006	April 29, 2005
Net Sales	$247,939	$211,592	$453,604	$401,384
Gross Margin	80,739	68,538	143,598	126,638

Income From Continuing Operations	17,659	13,726	26,023	23,809
Income (Loss) From Discontinued Operations, Net of Tax	—	(562)	—	6,965

Net Earnings	$17,659	$13,164	$26,023	$30,774

Basic
Weighted Average Number of Shares Outstanding	25,385	25,120	25,361	24,577

Earnings (Loss) Per Share – Basic
Continuing operations	$.70	$.55	$1.03	$.97
Discontinued operations	—	(.03)	—	.28

Earnings per share – basic	$.70	$.52	$1.03	$1.25

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 28, 2006 and April 29, 2005

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 28, 2006	April 29, 2005	April 28, 2006	April 29, 2005
Diluted
Weighted Average Number of Shares Outstanding	25,385	25,120	25,361	24,577
Net Shares Assumed to be Issued for Stock Options	432	364	419	376

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	25,817	25,484	25,780	24,953

Earnings (Loss) Per Share – Diluted
Continuing operations	$.68	$.54	$1.01	$.95
Discontinued operations	—	(.02)	—	.28

Earnings per share – diluted	$.68	$.52	$1.01	$1.23

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